Exhibit (m)

HIGHLAND FUNDS I

HIGHLAND FUNDS II

CLASS A SHARES, CLASS C SHARES AND CLASS T SHARES

AMENDED AND RESTATED

RULE 12b-1 DISTRIBUTION PLAN

Highland Funds I, a Delaware statutory trust, and Highland Funds II, a Massachusetts statutory trust, each engages in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the “Act”), on behalf of its series listed on Exhibit A attached hereto and made a part hereof, as such Exhibit A may be amended from time to time (each a “Fund”), adopts the following distribution plan with respect to each Fund (the “Plan”) pursuant to Rule 12b-1 (the “Rule”) under the Act for the purpose of providing personal service and/or the maintenance of shareholder accounts and to facilitate the distribution of shares of each Fund.

I.	Service and Distribution Fees

Each Fund shall pay a service fee at the annual rate of 0.25% of the net assets of each of its Class A Shares and Class C Shares, if any, and a distribution fee at the annual rate as shall be set forth in Exhibit A of the average daily net assets of its Class A Shares, of the average daily net assets of its Class C Shares, and of the average daily net assets of its Class T Shares, if any. Such fees shall be accrued daily and paid monthly in arrears (or shall be accrued and paid at such other intervals as the Board may determine).

II.	Payments of Fees under the Plan

Each Fund shall make all payments of service and distribution fees under this Plan to the principal underwriter of the shares of the Fund (the “Distributor”) on the 20th day of each month or, if such day is not a business day, on the next business day thereafter. A Fund shall not pay, nor shall the Distributor be entitled to receive, any amount under this Plan if such payment would result in the Distributor’s receiving amounts in excess of those permitted by applicable law or by rules of the Financial Industry Regulatory Authority, Inc.

III.	Use of Fees

The Distributor may pay part or all of the service and distribution fees it receives from a Fund as commissions, asset-based sales charges or other compensation to financial service firms (including, but not limited to, any affiliate of the Distributor) that sell Fund Shares or as reimbursements to financial service firms or other entities (including, but not limited to, any affiliate of the Distributor) that provide shareholder services to and/or maintenance of accounts of record or of beneficial owners of Fund Shares (including third-party administrators of qualified plans). This provision does not obligate the Distributor to make any such payments nor limit the use that the Distributor may make of the fees it receives.

IV.	Reporting

The Distributor shall provide to the Funds’ Trustees, and the Trustees shall review, at least quarterly, written reports setting forth all Plan expenditures and the purposes for those expenditures. Amounts payable under this paragraph are subject to any limitations on such amounts prescribed by applicable laws or rules.

V.	Other Payments Authorized

Payments by a Fund or the Distributor and its affiliates other than as set forth in Section I which may be indirect financing of distribution costs are authorized by this Plan.

VI.	Continuation; Amendment; Termination

This Plan shall continue in effect with respect to a Fund or Class of Shares only so long as specifically approved for that Fund and Class at least annually as provided in the Rule. The Plan may not be amended to increase materially the service fee or distribution fee with respect to a Fund and Class of Shares without such shareholder approval as is required by the Rule and any applicable orders of the Securities and Exchange Commission, and all material amendments of the Plan must be approved in the manner described in the Rule. The Plan may be terminated with respect to any Fund or Class of Shares at any time as provided in the Rule without payment of any penalty.

VII.	Agreements Related to the Plan

All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide that such agreement (a) shall be approved, as provided in the Rule, at a meeting called for the purpose of voting on such agreement and shall continue in effect for a period of more than one year only so long as such continuance is specifically approved at least annually as provided in the Rule, (b) may be terminated at any time, as provided in the Rule without payment of any penalty, and (c) shall terminate automatically in the event of its “assignment” as such term is defined in the Act.

Adopted: December 16, 2016

Amended: March 31, 2017

EXHIBIT A

Fund	Distribution Fee Annual Limit
	Class A	Class C	Class T
HIGHLAND FUNDS I
Highland Floating Rate Opportunities Fund	0.10%	0.60%	0.25%
Highland Long/Short Equity Fund	0.10%	0.75%	0.25%
Highland Long/Short Healthcare Fund	0.10%	0.75%	0.25%
Highland Merger Arbitrage Fund	0.10%	0.75%	0.25%
Highland Opportunistic Credit Fund	0.10%	0.60%	0.25%

HIGHLAND FUNDS II
Highland Energy MLP Fund	0.00%	0.75%	0.25%
Highland Premier Growth Equity Fund	0.00%	0.75%	0.25%
Highland Small-Cap Equity Fund	0.00%	0.75%	0.25%
Highland Fixed Income Fund	0.00%	0.75%	0.25%
Highland Tax-Exempt Fund	0.00%	0.75%	0.25%
Highland Global Allocation Fund	0.00%	0.75%	0.25%
Highland Total Return Fund	0.00%	0.75%	0.25%
Highland-First Foundation Income Fund	0.25%	1.00%	0.25%